UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq. Joel I. Frank, Esq. Friedman Kaplan Seiler & Adelman LLP 7 Times Square New York, NY 10036-6516 (212) 833-1110
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 89621T108	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS
Bradley J. Horwitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,952,076

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,952,076

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,952,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
IN

Page 2 of 4 Pages

Bradley J. Horwitz (the “Reporting Person”) hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2020, as amended by Amendment No. 1 filed with the SEC on June 2, 2021 and by Amendment No. 2 filed with the SEC on August 31, 2021.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by inserting the following as the last paragraph thereof:

“On August 31, 2021 the Issuer announced that Trilogy LLC has requested that holders of Class C Units consider exercising their contractual right to redeem their Class C Units. Trilogy LLC may elect to repurchase the Class C Units of a holder that exercises its redemption right for either an equivalent number of Common Shares or for a cash amount based on the weighted average trading price of the Common Shares during the twenty consecutive trading days prior to the date such Class C Units are redeemed. Trilogy LLC has informed holders of Class C Units that Common Shares will be issued to any holder who exercises its redemption right.

On September 3, 2021, the Reporting Person redeemed 1,353,739 Class C Units (the “Redemption”). The Reporting Person has advised the Issuer that he currently has no intention to sell any of the Common Shares that he holds, including any of the Common Shares he received in connection with the Redemption.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended by deleting the existing text thereof and inserting the following text in its stead:

(a) and (b) As a result of the consummation of the Redemption, the Reporting Person beneficially owns and has sole voting and investment power over 3,952,076 Common Shares, representing approximately 4.8% of the outstanding Common Shares.

(c) The information set forth in Item 3 is incorporated by reference into this Item 5.

Except as set forth or incorporated by reference into this Item 5(c), the Reporting Person has not effected any transactions in the class of securities reported on herein during the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares on September 3, 2021.”

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2021

BRADLEY J. HORWITZ

/s/ Bradley J. Horwitz
Bradley J. Horwitz

Page 4 of 4 Pages